NEWS RELEASE
June 11, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Discovers New High Grade Uranium,
Confirms Historical Data at Novoveska Huta, Slovakia

Vancouver, June 11, 2008 – Tournigan Energy Ltd. (TVC:TSX-V; TGP: Frankfurt) today reported drill results taken from 12 diamond drill holes totaling 5,540 metres on its Novoveska Huta uranium deposit in Eastern Slovakia. The holes, drilled to depths of between 200 to 657 metres, were designed to twin historical holes as well as explore the deposit to the east and provide structural analysis of the deposit.

The company continues to intercept significant thicknesses and uranium grades on the deposit which confirms historical data and extends the resource. Notably, new high grade material, including 7.6 metres of 0.399 %eU308, was discovered in hole LH-NH-4, approximately 600 metres east of the historical underground workings. Additional mineralization was also intersected in LH-NH-11 a further 175 metres east of LH-NH-4.

Highlights from the downhole radiometric logging include:

Hole	From	To	Length	eU308%
LH-NH-4	494.2	501.8	7.6	0.399
including	494.3	497.3	3.0	0.791
LH-NH-13	287.4	326.1	38.7	0.132
including	289.9	294.4	4.5	0.241
including	296.9	305.3	8.4	0.220
LH-NH-11	605.3	618.5	13.2	0.158
including	605.3	614.3	9.0	0.194
including	609.6	611.7	2.1	0.299
LH-NH-8	359.9	371.1	11.2	0.107
including	362.4	366.3	3.9	0.201
LH-NH-1	360.3	365.2	4.9	0.115
LH-NH-1	374.9	380.5	5.6	0.161
LH-NH-9	386.1	395.4	9.3	0.103

Details of the 12-hole program are listed in Appendix A or may be viewed on Tournigan’s web site: http://www.tournigan.com/i/pdf/2008-06-11_NR-Appendix-A.pdf .. A plan map detailing hole locations and previous underground workings may be viewed from the link below: http://www.tournigan.com/i/maps/2008-06-11_NRM.jpg

"This drill campaign has confirmed and in many cases improved upon the results from historic drilling," said Tournigan President, James Walchuck. "We are especially encouraged by the new higher grade mineralization found further to the east of the historical deposit."

Previous work on the property included 5.5 km of underground development and test workings on five vertical levels and 43 deep-drill holes which were the source for a historical estimate by Uranpres s.r.o. in 2005. The historical resource estimate at Novoveska Huta reported 19,970,000 pounds of uranium contained in 12 million tonnes at an average grade of 0.075% U308 (cutoff grade 0.015% U308). *

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Tournigan will analyze the data from 662 chip samples, the historic drill holes and its own drill campaign to build an updated resource model on the deposit, which will provide the basis for a NI 43-101 estimate by fourth quarter, 2008.

The drill results reported are from one hole drilled in 2006, nine drilled in 2007 and two in 2008. Two holes did not encounter significant mineralization. Hole LH-NH-5 was drilled to verify mineralization in the tectonic zone and Hole LH-NH-6 was drilled to verify continuity of deposit to the west. Tournigan is now focusing on exploring the deposit to the east of the previous workings.

The uranium grades referred to above are reported as equivalent uranium (eU308) as determined by downhole radiometric logging equipment. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is being provided by Ravi Sharma, Tournigan’s Manager Resources and Reserves.

Joseph Ringwald PEng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

On behalf of the Board of Directors of
TOURNIGAN ENERGY LTD.

            "James Walchuck"
James Walchuck, President and CEO

* The Company has reviewed the above historical resource estimates and views them relevant. The Company believes that the historical resource estimates are reliable based on the historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum’s definition for Inferred Resources. The Company has not, however, done the work necessary to verify the classification of the resources and the resources are not classified according to CIM’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates. Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17924.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Appendix A

Novoveska Huta - Significant Gamma Log Intercepts

Hole	From	To	Length	eU308%
LH-NH-1	345.8	356.0	10.2	0.055
LH-NH-1	360.3	365.2	4.9	0.115
including	364.4	365.0	0.6	0.179
LH-NH-1	374.9	380.5	5.6	0.161
LH-NH-2	114.9	116.7	1.8	0.107
LH-NH-2	352.1	390.8	38.7	0.062
including	385.7	390.8	5.1	0.115
including	386.0	387.6	1.6	0.171
LH-NH-3	292.2	294.2	2.0	0.036
LH-NH-3	309.1	311.2	2.1	0.072
LH-NH-3	339.8	341.0	1.2	0.054
LH-NH-3	345.6	346.4	0.8	0.049
LH-NH-4	494.2	501.8	7.6	0.399
including	494.3	497.3	3.0	0.791
including	500.0	501.7	1.7	0.304
LH-NH-4	542.2	554.3	12.1	0.070
including	543.5	545.3	1.8	0.109
including	549.0	549.8	0.8	0.217
LH-NH-5	95.9	96.3	0.4	0.044
LH-NH-6	No significant mineralization
LH-NH-7	449.7	453.6	3.9	0.094
LH-NH-7	467.6	468.1	0.5	0.038
LH-NH-8	57.8	60.2	2.4	0.034
LH-NH-8	359.9	371.1	11.2	0.107
including	362.4	366.3	3.9	0.201
LH-NH-8	377.7	389.5	11.8	0.041
including	377.7	379.4	1.7	0.078
LH-NH-8	392.6	405.1	12.5	0.051
including	393.4	396.3	2.9	0.101
LH-NH-8	409.8	413.7	3.9	0.061
including	411.3	411.9	0.6	0.093
LH-NH-9	96.5	100.9	4.4	0.061
including	99.6	100.6	1.0	0.126
LH-NH-9	386.1	418.3	32.2	0.070
including	386.1	395.4	9.3	0.103
including	408.8	418.3	9.5	0.081
LH-NH-9	423.7	426.6	2.9	0.089

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

LH-NH-10	354.8	365.4	10.6	0.052
including	354.8	358.9	4.1	0.073
LH-NH-10	369.1	372.9	3.8	0.037
LH-NH-10	394.7	398.3	3.6	0.038
LH-NH-11	605.3	618.5	13.2	0.158
including	605.3	614.3	9.0	0.194
including	609.6	611.7	2.1	0.299
LH-NH-11	633.5	636.2	2.7	0.059
LH-NH-13	54.6	56.8	2.2	0.037
LH-NH-13	136.6	144.9	8.3	0.072
LH-NH-13	287.4	326.1	38.7	0.132
including	289.9	294.4	4.5	0.241
including	296.9	305.3	8.4	0.220
LH-NH-13	332.4	337.5	5.1	0.052
LH-NH-13	345.0	346.4	1.4	0.046

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com